Exhibit 99.1

Lytus Technologies Receives Letters from NASDAQ

MUMBAI, INDIA, September 30, 2022 (GLOBE NEWSWIRE) – Lytus Technologies Holdings PTV. Ltd. (the “Company”) (NASDAQ:LYT), a platform technology services company with nearly eight million users and with operations in the United States and India, today announced that on September 22, 2022, it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“NASDAQ”) indicating that the Company is not in compliance with NASDAQ Listing Rule 5250(c)(1) for continued listing (the “Rule”) because the Company had not yet filed its Annual Report of Foreign Private Issuer on Form 20-F for the fiscal year ended March 31, 2022 (the “Form 20-F”). The Notice provides that the Company has until October 24, 2022 to submit a plan to regain compliance with NASDAQ’s continued listing requirements.

On September 28, 2022, the Company filed the Form 20-F, and on September 29, 2022, the Company received a second letter from NASDAQ stating that based on the September 28, 2022 filing of the Company’s Form 20-F, NASDAQ has determined that the Company complies with the Rule. Accordingly, NASDAQ informed the Company that it now considers this matter closed.

About Lytus Technologies Holdings PTV. Ltd.

Lytus Technologies Holdings PTV. Ltd. is a growing platform services company that currently has eight million active users located all across India. The Company’s business model consists primarily of distribution of linear content streaming/telecasting services and development of telemedicine products. The Company’s platform provides customers with a one-stop site with access to all of the services provided by the Company. Additional information regarding the Company may be found on its website at www.lytuscorp.com.

Forward Looking Statements

Statements in this press release regarding the Company that are not historical facts are forward-looking statements and are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. Any such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not directly or exclusively relate to historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not be achieved. Forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to known and unknown risks, uncertainties and other factors outside of our control that could cause our actual results, performance or achievement to differ materially from those expressed or implied by these forward-looking statements.

CONTACT:

Rajeev Kheror

Lytus Technologies Holdings PTV. Ltd.
rajeev@lytuscorp.com